Exhibit 99.48

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 27, 2020

Item 3:	News Release

News release was disseminated on August 27, 2020, through Newsfile Corp. and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 27, 2020, the Company announced its 2020 infill gold-grains-in-till sampling program has defined a new discovery area named the Eastern Pond target on its Queensway South project.

Item 5:	Full Description of Material Change

Please see the news release attached as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

September 1, 2020

Schedule “A”

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

New Found Gold Identifies New Fertile Gold Region 45 km South of Current Queensway North Drill Targets

Vancouver, BC – August 27, 2020, New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG) is pleased to announce that its 2020 infill gold-grains-in-till sampling program has defined a new discovery area named the Eastern Pond target on its Queensway South project (see Figure 1 for location).

Highlights:

•	The newly defined Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains, and yielded several sub-crop samples up to 15.0 g/t Au.

•	Importantly, the Eastern Pond target constitutes a new fertile gold region centered along regional faults approximately 45 km south of the current Queensway North drill program area.

•	Neither of the new till or sub-crop sample result areas correlate to any known gold in bedrock sources, and as such represent a true grassroot discovery.

•	One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source (Averill 2001).

•	To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4 km of strike length (see Figures 1 and 2 below).

Greg Matheson, Chief Operating Officer of New Found stated: “This is a true grass roots find that greatly enhances the prospectivity of the large gold-in-till anomalies identified in 2018 over 60 km of strike on Queensway South. We will now trench the Eastern Pond target and plan to move a drill into the area this fall. Our 2020 field work continues on Queensway South and we look forward to further results from our ongoing infill sampling work on the other large gold-in-till anomalies defined by our regional sampling.”

Queensway South Field Work Overview

The Queensway South project area extends 60 km south-west from Gander Lake and covers the projected Appleton and JBP fault structures, believed to be primary controls for gold mineralization on the Queensway Project (see Figure 1). These structures have been defined by high resolution magnetic and EM geophysical surveys.

Figure 1: Location of the newly defined Eastern Pond Anomaly at Queensway South

Almost all of the project area is covered by a thin layer of glacial till, typically two to six meters in thickness. A regional scale till sampling program on a 2 km x 2 km grid completed in 2018 covered the entire Queensway South project area and identified six large gold-in-till geochemical anomalies covering areas up to 5 km x 2 km coincident with the regional fault structures (shown on Figure 1).

Follow up sampling to infill on 250 m x 500 m sample spacing is now well advanced. Preliminary results of the till gold grain analyses completed by Overburden Drilling Management Limited (“ODM”) from the Eastern Pond target area have now been received. ODM, based in Ottawa, are recognized specialists in sampling and analyzing glacial till material including for gold, and are providing consulting and analytical services to support New Found’s large scale till sampling program at Queensway. Microscope photographs of selected recovered gold grains from the Eastern Pond target till sample 41656 are included in Figure 3.

Field crews will be remobilized to the Eastern Pond area to conduct follow up work including prospecting, geological mapping and the collection of additional till samples to further vector the Company’s exploration towards bedrock sources.

EASTERN POND 2020
PRELIMINARY TILL RESULTS
QUEENSWAY PROJECT
Subcrop Sample
Cluster up to 15 g/t Au
Till Sample with
163 Pristine Gold Grains
Field of Underwater
Quartz Boulders
New 2020 Samples
> 1 g/t Au
Cluster of Anomalous Till
Samples With up to 127
Prisitne Gold Grains
Till Sample with
17 Pristine Gold Grains
Additional Till Samples
Pending Analysis
LEGEND
Pristine Gold Grain Count
0-5
6-10
11-15
16-25
51-163
Results Pending
Grab Samples g/t Au
<0.1
0.1-0.25
0.25-1.0
1.0-5.0
>5.0
Large Scale
Structures NE-NNE
Mag Lineaments
EM Lineaments
EM Lineaments Area
2018 Gold
in Till Anomaly
NEWFOUND
GOLD CORP
0 250 500 1,000 1,500 2,000
Meters
N

Figure 2: Eastern Pond anomaly and preliminary till results

Sample ID	Easting	Northing	Total Gold Grains	Pristine Gold Grains
41674	629784	5382499	216	163
41656	630332	5381175	155	127

Table 1: Eastern Pond target till samples

Figure 3 – Microscopic photographs of the recovered gold grains from the Eastern Pond target till sample 41656

QA/QC

Till sampling program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and CIM best practices. The Company inserts duplicate till samples for every 30th sample of the sample stream. Till samples are processed by ODM through gravity separation by first tabling the samples for the purposes of recovering and classifying gold grains of all sizes up to 2.0mm. Concentrates are then panned and examined under a binocular microscope to count, measure and classify gold grains by their morphology.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument NI 43-101.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland. The project is intersected by the Trans-Canada Highway, is located just 18 km from Gander international airport, has logging roads crosscutting the project, has high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$75 million the Company is well financed for aggressive exploration with an initial planned 100,000 meter drill program in two phases now underway. New Found has a proven capital markets and mining team with major shareholders include Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.